Exhibit 99.1

Press Release 3 November 2016 11:30 am CET

Celyad responds to misleading statements on its patent

relating to allogeneic human primary T-Cells that are

engineered to be TCR-deficient and express a CAR.

•	Comments that Claim 1 of the US Patent N° 9,181,527 was invalidated by USPTO are false and misleading.

•	The Patent N° 9,181,527 was issued on November 10, 2015 despite third party observations during an examination procedure.

•	An anonymous third party has requested the USPTO to re-examine Claim 1 of the patent. As is usual in such cases, the USPTO has granted the request and has now asked Celyad to file a response.

•	Awaiting a final decision by USPTO, Celyad’s patent remains valid and enforceable.

Mont-Saint-Guibert, Belgium - Celyad (Euronext Brussels and Paris, and NASDAQ: CYAD), a leader in the discovery and development of engineered cell therapies, notes false and misleading information communicated by Dr. André Choulika, CEO of Cellectis, during a shareholders meeting held in Paris on October 27th. The comments concerned US patent 9,181,527, relating to allogeneic human primary T-Cells that are engineered to be T-Cell Receptor (TCR)-deficient and express a Chimeric Antigen Receptor (CAR). Amongst other false statements, it was stated that claim 1 was invalidated. This is incorrect.

Information about Celyad’s patent ongoing procedure:

•	Celyad was granted a Patent N° 9,181,527 on November, 10, 2015, that covers allogeneic human primary T-Cells that are engineered to be T-Cell Receptor (TCR)-deficient and express a Chimeric Antigen Receptor (CAR).

•	A Request for Ex Parte Re-examination was filed on February 10, 2016 and order granting Ex Parte Re-examination was issued by the USPTO on March 24, 2016.

•	An order granting a request for re-examination is not a determination by the USPTO that the claims are unpatentable or unenforceable but a routine step in a re-examination proceeding. Indeed in more than 90 % of all cases, a request for re-examination is followed by a decision by the USPTO to re-examine the patent and to invite the patent owner to file a reply

•	Celyad has prepared a robust response on the patentability argument raised by the third party and a hearing with an examiner of the USPTO has been scheduled.

•	Ongoing re-examination proceedings have no effect on the validity of a granted patent. Statements that Claim 1 of the US Patent N° 9,181,527 was invalidated by USPTO are therefore false and misleading.

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Press Release 3 November 2016 11:30 am CET

Dr. Christian Homsy, CEO of Celyad, commented, “We regret inappropriate and misleading comments have been made concerning our patent in a public forum. We believe the comments are defamatory and baseless.

The process around our patent is clear and we remain confident in our position. Celyad has continuously stated that its objective is to help bring treatment options to patients. We have therefore offered our competitors access to this patent and will continue to do so.”

Georges Rawadi, VP Business Development at Celyad, added: “Patent N° 9,181,527 remains valid and applicable during the ongoing reexamination procedure. Celyad believes this is a fundamental patent in the CAR-T industry field and holds great value.”

***END***

For more information, please contact:

For Europe: Consilium Strategic Communications

Chris Gardner & Chris Welsh - T: +44 (0)20 3709 5700 – celyad@consilium-comms.com

For France: NewCap

Pierre Laurent & Nicolas Mérigeau - T: + 33(0)1 44 71 94 94 - celyad@newcap.eu

For Belgium: Comfi

Gunther De Backer & Sabine Leclercq - T.: +32 (0)2 290 90 90 – gunther@comfi.be

Celyad

EU: Christian Homsy, CEO & Patrick Jeanmart, CFO: T: +32 (0)10 39 41 00 investors@celyad.com

To subscribe to Celyad’s newsletter, visit www.celyad.com

Follow us on LinkedIn & Twitter @CelyadSA

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Press Release 3 November 2016 11:30 am CET

About Celyad

Celyad is a clinical-stage biopharmaceutical company focused on the development of specialized cell-based therapies. The Company utilizes its expertise in cell engineering to target severe diseases with significant unmet need, including cancer. Celyad’s Natural Killer Receptor based T-Cell (NKR-T) platform has the potential to treat a broad range of solid and liquid tumors. Its lead oncology candidate, NKR-2, has been evaluated in a single dose escalation Phase I clinical trial to assess the safety and feasibility of NKR-2 T-cells in patients suffering from AML or MM. In addition, Celyad has completed a Phase III trial in the EU for its C-Cure® cardiovascular disease candidate in ischemic heart failure. Celyad was founded in 2007 and is based in Mont-Saint-Guibert, Belgium, and Boston, Massachusetts. Celyad’s ordinary shares are listed on the Euronext Brussels and Euronext Paris exchanges, and its American Depository Shares are listed on NASDAQ Global Market, all under the ticker symbol CYAD.

For more information about Celyad, please visit: www.celyad.com

Forward looking statements

In addition to historical facts or statements of current condition, this press release contains forward-looking statements, including statements about the potential safety and feasibility of NKR-2 T-cell therapy and C-Cure and the clinical potential of the Company’s technology platform generally and the timing of future clinical trials, which reflect our current expectations and projections about future events, and involve certain known and unknown risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements.

These forward-looking statements are further qualified by important factors, which could cause actual results to differ materially from those in the forward-looking statements, including risks associated with conducting clinical trials; the risk that safety, bioactivity, feasibility and/or efficacy demonstrated in earlier clinical or pre-clinical studies may not be replicated in subsequent studies; risk associated with the timely submission and approval of anticipated regulatory filings; the successful initiation and completion of clinical trials, including Phase III clinical trials for C-Cure® and Phase I clinical trial for NKR-2; risks associated with the satisfaction of regulatory and other requirements; risks associated with the actions of regulatory bodies and other governmental authorities; risks associated with obtaining, maintaining and protecting intellectual property, our ability to enforce our patents against infringers and defend our patent portfolio against challenges from third parties; risks associated with competition from others developing products for similar uses; risks associated with our ability to manage operating expenses; and risks associated with our ability to obtain additional funding to support our business activities and establish and maintain strategic business alliances and business initiatives.

A further list and description of these risks, uncertainties and other risks can be found in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s prospectus filed with the SEC on June 19, 2015 and future filings and reports by the Company. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. The Company expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

C3BS-CQR-1, C-Cure®, NKG2D CAR T-cell, NKR-2, C-CathezTM, Celyad, CHART-1, CHART-2 and OnCyte logos are signs internationally protected under applicable Intellectual Property Laws. Mayo Clinic holds equity in Celyad as a result of intellectual property licensed to the Company.

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